IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
                      FINANCIAL STATEMENTS AS OF
                      DECEMBER 31, 1994 AND 1993
            TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees of the Iomega Retirement and Investment Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Iomega Retirement and Investment Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsi-bility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Iomega Retirement and Investment Savings Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN

Salt Lake City, Utah
July 21, 1995

              IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

               INDEX TO FINANCIAL STATEMENTS AND SCHEDULES




Statements of Net Assets Available for
  Benefits as of December 31, 1994 and 1993           1

Statement of Changes in Net Assets
  Available for Benefits for the Year Ended
  December 31, 1994                                   2

Notes to Financial Statements                       3-6

Schedule of Assets Held for Investment
  Purposes as of December 31, 1994                    7

Schedule of Reportable Transactions for
  the Year Ended December 31, 1994                    8

                    IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           AS OF DECEMBER 31, 1994 AND 1993




DECEMBER 31, 1994

                                                            Retirement
                                                   GIC        Money
                                                 Open-End    Market    Short Term
                          Magellan  Contrafund   Portfolio  Portfolio     Bond
                        ----------- ----------- ---------- ----------- -----------


INVESTMENTS,
  at fair value         $   404,965 $ 4,454,635 $ 2,144,444 $ 1,128,308 $  514,129

RECEIVABLES:
  Employee contributions          -      23,810       7,926       5,932      2,379
  Employer contributions          -     118,964      75,764      37,379     13,144
                        ----------- ----------- ----------- ----------- ----------
NET ASSETS              $   404,965 $ 4,597,409 $ 2,228,134 $ 1,171,619 $  529,652
                        =========== =========== =========== =========== ==========

                                                  U.S.                   Total
                          Equity       Asset     Equity     Participant    All
                         Income II    Manager     Index        Loans      Funds
                        ----------- ----------- ----------- ----------- --------
DECEMBER 31, 1994 (CONT.)

INVESTMENTS,
  at fair value         $ 1,410,501 $ 1,160,550 $   195,295 $   67,271 $11,480,098

RECEIVABLES:
  Employee contributions      6,371       5,674       1,349          -      53,441
  Employer contributions     36,745      32,006       4,785          -     318,787
                        ----------- ----------- ----------- ---------- -----------
NET ASSETS              $ 1,453,617 $ 1,198,230 $   201,429 $   67,271 $11,852,326
                        =========== =========== =========== ========== ===========





DECEMBER 31, 1993

                                                             Retirement
                                                   GIC         Money
                                                 Open-End      Market    Short Term
                        Magellan    Contrafund   Portfolio   Portfolio     Bond
                        ----------- ----------- ----------- ----------- -----------
INVESTMENTS,
  at fair value         $  416,950 $ 4,356,200 $ 1,886,829 $ 1,127,133 $   631,674

RECEIVABLES:
  Employee contributions         -      52,735      14,778      15,160       6,046
  Employer contributions         -     157,978      85,740      44,425      19,740
                        ---------- ----------- ----------- ----------- -----------
NET ASSETS              $  461,950 $ 4,566,913 $ 1,987,347 $ 1,186,718 $   657,460
                        ========== =========== =========== =========== ===========


DECEMBER 31, 1993 (CONT.)

                           U.S.                                           Total
                          Equity      Asset      Equity    Participant     All
                        Income II    Manager      Index       Loans       Funds
                        ----------- ----------- ----------- ----------- ----------
INVESTMENTS,
  at fair value         $ 1,393,065 $ 1,085,838 $   188,198 $         - $11,085,887

RECEIVABLES:
  Employee contributions     13,518      13,095       2,702           -     118,034
  Employer contributions     41,543      42,494       6,218           -     398,138
                        ----------- ----------- ----------- ----------- -----------
NET ASSETS              $ 1,448,123 $ 1,141,427 $   197,118 $         - $11,602,059
                        =========== =========== =========== =========== ===========

The accompanying notes to financial statements are an integral part of these statements.


                       IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                            FOR THE YEAR ENDED DECEMBER 31, 1994


                                                          Retirement
                                                GIC          Money     Short
                                               Open-End     Market     Term
                        Magellan   Contrafund  Portfolio  Portfolio    Bond
                      ----------- ----------- ----------- ----------- -----------
ADDITIONS TO NET ASSETS
 ATTRIBUTABLE TO:
   Contributions-
     Employee          $       -  $   599,625 $  193,304 $   164,236  $   71,007
     Employer                  -      118,964     75,764      37,379      13,144
     Rollover                  -       25,448          -           -           -
                      ----------- ----------- ----------- ----------- -----------
                               -      744,037    269,068     201,615      84,151

   Investment Income-
     Interest and
       dividends          16,301       32,710     115,193     43,659      35,229
     Realized gain (loss)   (354)     (11,138)          -          -      (7,598)
     Net unrealized
       appreciation
       (depreciation) in
       fair value
       of investments    (23,581)     (79,215)          -          -     (51,320)
                      ----------- ----------- ----------- ----------- -----------
                          (7,634)     (57,643)    115,193      43,659    (23,689)
                      ----------- ----------- ----------- ----------- -----------
      Total additions     (7,634)     686,394     384,261     245,274     60,462
                      ----------- ----------- ----------- ----------- -----------

REDUCTIONS IN NET ASSETS
 ATTRIBUTABLE TO:
  Distributions to
    participants          (4,351)    (576,561)   (192,136)   (220,584)  (118,070)
  Transfers between funds      -      (79,337)     48,662     (39,789)   (70,200)
                      ----------- ----------- ----------- ------------ ----------
     Total reductions     (4,351)    (655,898)   (143,474)   (260,373)  (188,270)
                      ----------- ----------- ----------- ------------ ----------
     Net additions
      (reductions)       (11,985)      30,496     240,787     (15,099)  (127,808)

NET ASSETS:
  Beginning of year      416,950    4,566,913   1,987,347   1,186,718    657,460
                      ----------- ----------- ----------- ----------- -----------
  End of year         $  404,965  $ 4,597,409 $ 2,228,134 $ 1,171,619 $  529,652
                      =========== =========== =========== =========== ===========

                                                 U.S.                    Total
                          Equity      Asset      Equity   Participant      All
                        Income II    Manager      Index       Loans      Funds
                      ----------- ----------- ----------- ----------- ----------

ADDITIONS TO NET ASSETS
 ATTRIBUTABLE TO:
   Contributions-
     Employee         $   169,463 $   171,259 $    35,155 $        -  $ 1,404,049
     Employer              36,744      32,007       4,785          -      318,787
     Rollover               8,735      13,176       4,094          -       51,453
                      ----------- ----------- ----------- ----------- -----------
                          214,942     216,442      44,034          -    1,774,289
                      ----------- ----------- ----------- ----------- -----------
Investment Income-
  Interest and
    dividends              95,455      46,712       6,020      2,318      393,597
  Realized gain (loss)     10,075     (13,719)       (886)         -      (23,620)
  Net unrealized
    appreciation
    (depreciation) in
    fair value
    of investments        (59,310)   (121,809)     (3,243)         -     (338,478)
                      ----------- ----------- ----------- ----------- -----------
                           46,220     (88,816)      1,891      2,318       31,499
                      ----------- ----------- ----------- ----------- -----------
      Total additions     261,162     127,626      45,925      2,318    1,805,788
                      ----------- ----------- ----------- ----------- -----------

REDUCTIONS IN NET ASSETS
 ATTRIBUTABLE TO:
  Distributions to
    participants         (309,467)   (122,891)    (3,465)     (7,996)  (1,555,521)
  Transfers between funds  53,796      52,068    (38,149)     72,949            -
                      ----------- ----------- ----------- ----------- -----------
    Total reductions     (255,671)    (70,823)   (41,614)     64,953   (1,555,521)
                      ----------- ----------- ----------- ----------- -----------
      Net additions
        (reductions)        5,491      56,803      4,311      67,271      250,267

NET ASSETS:
  Beginning of year     1,448,126   1,141,427    197,118           -   11,602,059
                      ----------- ----------- ----------- ----------- -----------
  End of year         $ 1,453,617 $ 1,198,230 $  201,429  $   67,271  $11,852,326
                      =========== =========== =========== =========== ===========



    The accompanying notes to financial statements are an integral part of this statement.

           IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS


(1)  PLAN DESCRIPTION

Participation

Iomega Corporation ("Iomega") adopted the Iomega Retirement and Investment Savings Plan (the "Plan") effective July 1, 1985. The Plan was established to provide employees an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependents and beneficiaries.

Certain members of management of Iomega served as trustees of the trust which holds the Plan assets through December 31, 1994. Effective January 1, 1995, Fidelity Management Trust Company was appointed as trustee of the Plan. Iomega administers the Plan with the assistance of an external administrative consultant.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan s provisions.


Eligibility, Contributions and Benefits

Employees who have completed six months of service and who have attained 21 years of age are eligible to participate in the Plan. Each eligible employee is required to make an election to participate in the Plan. At that time, each participant elects both the contribution amount and its distribution to the various investment funds within the Plan. Elected percentages can range from 2 percent to 15 percent of qualifying gross compensation on a before-tax basis, subject to IRS limitations.

Iomega may make additional contributions and the Board of Directors of Iomega determines each year the amount and manner of matching contribution allocation to be made to the accounts of eligible participants. Iomega matched employee contributions in amounts up to $650 per participant for 1994, totaling $318,787. Participants immediately vest in all contributions.

Benefits are normally paid upon retirement, death, disability or other termination. Upon termination of service, participants may elect to receive payment from their accounts in a lump sum, periodic installments, an annuity or a combination of these methods. Actively employed participants may only withdraw funds from the Plan pursuant to specific restrictions set forth in the Plan agreement.


Investment Options

The Plan provides for nine investment options. These options, as well as the number of participants investing in each option, are as follows: the Magellan Fund, 21 participants; the Contrafund, 476 participants; the GIC Open-End Portfolio, 316 participants; the Retirement Money Market Portfolio, 172 participants; the Equity-Income II Fund, 203 participants; the Asset Manager, 166 participants; the Short-Term Bond Portfolio, 104 participants; the U.S. Equity Index Portfolio, 36 participants; and a loan fund, 11 participants (the
 Funds ). The Loan Fund is managed by Iomega and the remaining eight funds are managed by the Fidelity Management & Research Company ( Fidelity ), an affiliate of Fidelity Management Trust Company. No sales charge is levied on the funds managed by Fidelity, however, an annual fee is charged by Fidelity to cover the operating expenses of each fund, including the investment advisory fee. This fee is deducted from the investment return of each fund.

The Magellan Fund seeks capital appreciation by maintaining a portfolio primarily invested in common stocks and securities convertible into common stocks. Up to 20 percent of this fund may also be invested in debt securities of all types and quality levels issued by domestic and foreign issuers. The fund is relatively aggressive in pursuing growth. Dividends are declared and posted to the participant's account in May and December of each calendar year. The undistributed semi-annual dividends are reinvested to purchase additional shares in the fund.

The Contrafund seeks capital appreciation by investing in companies that are believed to be undervalued or out of favor. When market conditions warrant, the fund may also invest temporarily in investment-grade debt securities. The fund is relatively aggressive in pursuing growth.

The GIC Open-End Portfolio seeks preservation of capital and a competitive level of income over time. The portfolio invests in contracts with rates and maturities that are set monthly and provide current, competitive interest rates as well as longer term contracts with fixed rates of interest.

The Retirement Money Market Portfolio invests in high-quality money market instruments of domestic and foreign issuers which are denominated in U.S. dollars. Such instruments are short-term obligations and range from U.S. Government securities to prime commercial paper issued by private borrowers. The fund seeks to obtain as high a level of current income as possible, given its principal objective of preserving capital and maintaining a share value of $1.00. Interest income is earned daily and posted to the participant s account at the end of each calendar month or at the time of total distribution of the account. The monthly income is applied to purchase additional shares in the fund.

The Equity Income II Fund seeks income by investing primarily in income-producing equity securities, considering the potential for capital appreciation. The fund seeks a yield exceeding the Standard & Poor s Daily Stock Price Index 500 ( S&P 500 ). The fund is considered to be relatively conservative among growth and income funds.

Asset Manager seeks high total return with reduced risk over the long term by using a balanced mix of stocks, bonds and short-term instruments. The fund earns dividends daily, and the dividends are posted to the participant s account in the last month of each calendar quarter or at the time of total distribution of the account. The undistributed dividends are reinvested to purchase more shares in the fund.

The Short-Term Bond Portfolio invests in a broad range of fixed-income securities. Securities in the portfolio are primarily investment grade or better with maturities typically less than three years. The portfolio seeks high current income consistent with preservation of capital.

The U.S. Equity Index Portfolio has the goal of replicating the total return provided by the stocks included in the S&P 500. The fund buys and holds virtually all of the 500 stocks contained in the S&P 500 weighted in the same manner. The fund earns dividends daily, and the dividends are posted to the participant s account in the last month of each calendar quarter or at the time of total distribution of the account. The undistributed dividends are reinvested to purchase more shares in the fund.

The Loan Fund is invested solely in promissory notes executed by participants. With the Plan s consent, a participant may borrow from his or her account up to the lesser of $50,000 or 50 percent of the participant's vested interest. The outstanding balance of all prior loans under the Plan or any other plan maintained by the Company or its affiliates reduces the amount available for future loans. Moreover, the $50,000 limit is reduced by the amount of any loan repayments made during the most recent 12 months. The minimum amount for any loan is $1,000. As of December 31, 1994, the loans bear interest at rates ranging from 7.52 to 8.95 percent. Loans must be repaid within five years, except for loans used to acquire a principal residence which must be repaid over a reasonable period of time. All loans, regardless of term, become due and payable as soon as the participant's employment terminates.


Termination of the Plan

Iomega may terminate the Plan at any time subject to the provisions of the Employee Retirement Security Act of 1974 as amended.


(2)  SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis in accordance with generally accepted accounting principles. Distributions to participants are recorded when paid.


Investments

Contributions are invested in various securities. Participants direct the trustees as to the investment of all contributions. Investments are carried at fair value based on quoted market prices. Unrealized appreciation or depreciation caused by fluctuations in the fair value of investments is recognized currently. Interest and dividends are reinvested as earned.


Expenses

Iomega pays all administrative expenses and fees relating to investment and management of Plan funds, including legal and accounting fees.


(3)  NET UNREALIZED APPRECIATION (DEPRECIATION)
       IN FAIR MARKET VALUE OF INVESTMENTS

The Plan provides that the fair value of all investments shall be determined at the end of each Plan year. Net unrealized appreciation or depreciation in the fair value of investments is determined by computing the difference between the fair value of each investment at the beginning of the Plan year (or at the date of purchase for investments acquired during the Plan year) with the fair market value at the end of the Plan year.


(4)  FEDERAL INCOME TAXES

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and certain provisions of the Internal Revenue Code ("IRC"). The Plan is intended to qualify under Section 401(a) of the IRC. The Internal Revenue Service issued a favorable determination letter dated October 26, 1994 ruling that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan's trustees and legal counsel believe that the Plan continues to be designed and operated in accordance with applicable IRC requirements. The Plan does not provide for federal income taxes as the qualified plan trust is exempt from income taxes.

              IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 1994

                                 (c) Number
                                     of                   (e) Current
(a)  (b) Issuer/Investment Type  Units Held    (d) Cost      Value
---- -------------------------- ------------  ----------  -----------
     Fidelity Investments:
       Magellan                       6,062  $   375,610  $   404,965
       Contrafund                   147,115    4,217,817    4,454,635
       GIC Open-End Portfolio     2,144,444    2,144,444    2,144,444
       Retirement Money Market
         Portfolio                1,128,308    1,128,308    1,128,308
       Equity Income II              79,599    1,385,139    1,410,501
       Asset Manager                 83,915    1,162,545    1,160,550
       Short Term Bond               59,782      559,920      514,129
       U.S. Equity Index             11,549      177,267      195,295

Other:
*   Participant Loans          Rates
                               ranging from
                               7.52% to
                               8.95%              67,271       67,271
                                             -----------  -----------
                                             $11,218,321  $11,480,098
                                             ===========  ===========

* denotes party-in-interest

                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                                   Current
                                                       (c)      (d)      (g)       Value at
(a) Identity of      (b) Description        Number of  Purchase  Selling Cost of  Transaction     (i)
 Party Involved          of Asset         Transactions  Price     Price   Asset      Date       Net Gain
-------------------- -------------------  ------------ -------- -------- -------  -----------  ----------
Fidelity Investments
  Institutional Services  31,290 shares of
  Co.                            Contrafund       93   $961,804  $    -  $    -    $ 961,804       N/A

Fidelity Investments
  Institutional Services  25,427 shares of
   Co.                           Contrafund       61          -  773,014 729,315     773,014     43,699

Fidelity Investments
  Institutional Services  32,598 shares of Asset
  Co.                            Manager          77    492,071        -        -    492,071       N/A

Fidelity Investments
  Institutional Services  19,192 shares of Asset
  Co.                            Manager          36          -  281,831 274,740     281,831      7,091

Fidelity Investments
  Institutional Services  24,715 shares of Equity
  Co.                            Income II        74    459,395        -       -     459,395       N/A

Fidelity Investments
  Institutional Services  20,785 shares of Equity
  Co.                            Income II        34          -  392,724 356,609     392,724     36,115

Fidelity Investments
  Institutional Services 409,495 units of
  Co.                            Retirement Money
                                 Market Portfolio 79    409,495        -       -     409,495       N/A

Fidelity Investments
  Institutional Services 408,320 units of
  Co.                            Retirement Money
                                 Market Portfolio 41         -   408,320 408,320     408,320          -

Fidelity Investments
  Institutional Services 489,330 units GIC Open-
  Co.                            End Portfolio    69   489,330         -       -     489,330       N/A

Fidelity Investments
  Institutional Services 231,715 units GIC Open-
  Co.                            End Portfolio    37        -    231,715 231,715     231,715          -


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                             IOMEGA RETIREMENT AND INVESTMENT
                                             SAVINGS PLAN
                                             --------------------------------
                                                        (Registrant)



                                             /s/ Daniel W. Henrie
                                             --------------------------------
                                             Daniel W. Henrie
August 23, 1995                              Plan Administrator